UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*


                       UNIVERSAL TECHNICAL INSTITUTE. INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Classes of Securities)


                                   913915 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 APRIL 26, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

             [_]  Rule 13d-1(b)
             [X]  Rule 13d-1(c)
             [_]  Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------ ---------------------------- --------------------------
CUSIP No. 913915 10 4                                          Page 2 of 7 Pages
------------------------ ---------------------------- --------------------------


   -------------  --------------------------------------------------------------
        1         NAME OF REPORTING PERSON
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                             JZ Equity Partners plc
   -------------  --------------------------------------------------------------

        2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                          (a)
                          (b)
   -------------  --------------------------------------------------------------

        3         SEC USE ONLY
   -------------  --------------------------------------------------------------

                  CITIZENSHIP OR PLACE OF ORGANIZATION

        4                 England and Wales
   -------------  --------------------------------------------------------------
                  5     SOLE VOTING POWER
     NUMBER OF
       SHARES             954,801 (1)
    BENEFICIALLY  --------------------------------------------------------------
      OWNED BY    6     SHARED VOTING POWER
        EACH
     REPORTING            0
      PERSON      --------------------------------------------------------------
       WITH       7     SOLE DISPOSITIVE POWER

                          954,801 (1)
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER

                          0
   ------------ ----------------------------------------------------------------
        9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          954,801 (1)
   ------------ ----------------------------------------------------------------
       10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES

   ------------ ----------------------------------------------------------------
       11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                          3.4% (2)

   ------------ ----------------------------------------------------------------
       12       TYPE OF REPORTING PERSON*

                          OO
   ------------ ----------------------------------------------------------------
                       * READ DIRECTIONS BEFORE COMPLETING

ITEM 1(a).   NAME OF ISSUER:

             Universal Technical Institute, Inc.

      (b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             20410 North 19th Avenue, Suite 200, Phoenix, Arizona  85027

ITEM 2(a)    NAME OF PERSON FILING:

             JZ Equity Partners plc

      (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE OF FILING PERSON:

             17a Curzon Street, London, England W1J 5HS

      (c)    CITIZENSHIP OF FILING PERSON:

             England and Wales

      (d)    TITLE OF CLASSES OF SECURITIES:

             Common Stock

      (e).   CUSIP NUMBER:

             913915 10 4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b), OR 13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:


    (a) [_]  Broker or dealer registered under Section 15 of the Act (15 U.S.C.
             78o).

    (b) [_]  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

    (c) [_] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

    (d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C.80a-8).

    (e) [_]  An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

    (f) [_] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

    (g) [_] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

    (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

    (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

    (j) [_]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).



ITEM 4.     OWNERSHIP.

   (a).  AMOUNT BENEFICIALLY OWNED:954,801 (1)

   (b).  PERCENT OF CLASS: 3.4% (2)

   (c).  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

              (i).  SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                           954,801 (1)

             (ii).  SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

                           0

            (iii).  SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                           954,801 (1)

             (iv).  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                           0



ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
                  securities, check the following:               [X]


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                  Inapplicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Inapplicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Inapplicable.


ITEM 9.  NOTICE OF DISSOLUTION OF A GROUP.

                  Inapplicable.

ITEM 10.     CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




















(1) As of April 26, 2004, immediately following the reporting person's sale of shares pursuant to the issuer's Registration Statement on Form S-1, as amended by Amendment No. 1 (File No. 333-11485), filed with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, the reporting person beneficially owned 1,103,712 shares of Common Stock. As of April 28, 2004, immediately following the underwriters' exercise of their over-allotment option in connection with the offering contemplated by such Registration Statement, the reporting person owned 954,801 shares of Common Stock.

(2) As of April 26, 2004, immediately following the reporting person's sale of shares pursuant to the issuer's Registration Statement on Form S-1, as amended by Amendment No. 1 (File No. 333-11485), filed with the Commission under the Securities Act of 1933, the reporting person beneficially owned 4.0% of the outstanding shares of Common Stock. As of April 28, 2004, immediately following the underwriters' exercise of their over-allotment option in connection with the offering contemplated by such Registration Statement, the reporting person owned 3.4% of the outstanding shares of Common Stock.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.




                                                  May 4, 2004
                                          --------------------------------------
                                                     Date


                                              /s/  David W. Zalaznick
                                          --------------------------------------
                                                   Signature


                                                   David W. Zalaznick
                                                   Authorized Representative
                                         ---------------------------------------
                                                        Name/Title

                             JZ EQUITY PARTNERS PLC

             MINUTES OF A MEETING OF THE BOARD OF DIRECTORS HELD AT
                       17a Curzon Street, London, W1J 5HS
                          on April 20, 2004 at 4:00 pm



         PRESENT:                   MR. A. J. WITHEY (CHAIRMAN)
                                    MR. J. M. GREEN-ARMYTAGE

         IN ATTENDANCE:             MR. P. COLLACOTT

         APOLOGIES:                 MR. C PEAL
                                    MR. J. JORDAN
                                    MR. M. SORKIN

INVESTMENT PROPOSAL

                  UNIVERSAL TECHNICAL INSTITUTE, INC.
                  The Board considered a recommendation from the investment adviser relating to the proposed secondary stock offering (the "Secondary Offering") of Universal Technical Institute, Inc. JZEP has the opportunity to sell 928,584 shares of common stock in connection the Secondary Offering, as well as an additional 148,911 shares pursuant to the over-allotment option granted to the underwriters of the Secondary Offering by the Company and the stockholders participating in the Secondary Offering.

                  The Board ratified and approved the transactions, including, but not limited to, to the sale of the Over-Allotment Shares, and resolved to authorise David W. Zalaznick to further approve pricing and quantity terms and to execute on behalf of the Company, all such documentation as may be required to effect the transactions.


There being no further business the Chairman closed the meeting.


         /s/  A.J. Withey
         -----------------------------------
         CHAIRMAN